

June 16, 2014

<u>Via E-mail</u>
Robert T. Joseph
President
Parnell Pharmaceuticals Holdings Ltd
9401 Indian Creek Parkway, Suite 1170
Overland Park, Kansas 66210

Re: **Parnell Pharmaceuticals Holdings Ltd**
 Amendment No. 4 to Registration Statement on Form F-1
 Filed on June 13, 2014
 File No. 333-196065

Dear Mr. Joseph:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note from your response to comment 4 in our letter dated June 12, 2014 that your corporate conversion from a proprietary company limited by shares to that of a public company limited by shares was effected on June 6, 2014. Please revise your disclosure throughout the prospectus to reflect that that your corporate conversion is effective and to provide the date of effectiveness.

Risk Factors, page 15

We are subject to export control laws, customs laws, sanctions laws and other laws governing our operations, including economic trade sanctions administered and enforced by the U.S. Department of Treasury's Office of Foreign Assets Control., page 33

2.   We note the statement in your response to comment 1 in our letter dated June 12, 2014 that you believe that one of your distributors in Dubai previously resold your hormone products to veterinarians and farmers in Iran. Your disclosure states that your distributors may sell your products to countries including Iran. Please revise your disclosure to reflect your belief that one of your distributors has resold your products in Iran.

Exhibit 5.1, Opinion of Atanaskovic Hartnell

3.   Please have counsel revise its opinion to address all of the shares being offered, including the 540,000 shares that may be offered pursuant to the underwriters' over-allotment option.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        David C. Schwartz, Esq.
        DLA Piper LLP